

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2022

Robert W. Eifler
Chief Executive Officer
Noble Finco Limited
13135 Dairy Ashford, Suite 800
Sugar Land, TX 77478

> **Re: Noble Finco Limited**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 9, 2022**
> **File No. 333-261780**

Dear Mr. Eifler:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2022 letter.

Amendment No. 2 to Form S-4

General

1. Refer to your response to comment 3 in your letter dated March 9, 2022. You appear to be relying on the Tier I cross-border exemption from U.S. tender offer rules, but not availing yourself of the corresponding cross-border exemption (Rule 802) from the registration requirements of Section 5 of the Securities Act of 1933. Given that this may be confusing for shareholders, revise the exchange offer prospectus to briefly describe.

  You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions relating to tender offer rules, contact

Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisition, at (202) 551-3263. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Debbie Yee